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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 29 )*

Champps Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

909 15K 100

(CUSIP Number)

Susan Seo
c/o Atticus Capital L.L.C.
152 West 57th Street
45th Floor
New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909 15K 100

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Timothy R. Barakett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,806,134 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 3,806,134 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,806,134

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.8%

14.	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 29 amends the original Schedule 13D as amended and restated in its entirety by Amendment No. 18 thereto and as further amended by Amendments No. 19, 20, 21, 22, 23, 24, 25, 26, 27 and 28 thereto.

Item 1. Security and Issuer

             No change.

Item 2. Identity and Background

             No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by replacing the current response with the following paragraph:

“As of the date hereof, Mr. Barakett is deemed to beneficially own 3,806,134 Shares. With the exception of 5,000 options to purchase Shares at an exercise price of $4.00 per share (the “1999 Options”), 5,000 options to purchase Shares at an exercise price of $5.75 per share (the “2000 Options”) and 10,000 options to purchase Shares at an exercise price of $7.50 per share (the “2001 Options” and collectively with the 1999 Options and the 2000 Options, the “Options”), all 3,806,134 Shares deemed to be owned by Mr. Barakett (including 281,426 Shares issuable upon conversion of the Note (as defined in Item 5 below) (assuming conversion at the initial conversion price of $10.66 per Share) and 70,356 Shares issuable upon exercise of the Warrant (as defined in Item 5 below) (assuming conversion at the initial conversion price of $11.10 per Share)) are held by either the Funds or the Accounts over which Mr. Barakett has investment discretion. The aggregate purchase price for all the outstanding Shares (not including Shares issuable upon conversion of the Note and the Warrants) that Mr. Barakett is currently deemed to beneficially own is $25,828,575.30. The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by Mr. Barakett have come from the working capital of the Funds or the Accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them.”

Item 4. Purpose of Transaction

            No change.

Item 5. Interest in Securities of the Issuer

Item 5 is amended by replacing the current response with the following paragraphs:

"(a), (b) and (c) Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated as of December 12, 2002, by and among the Issuer, Atticus Capital, L.L.C. (“Atticus Capital”) and various other investors, on December 16, 2002, Atticus Capital purchased a 5.50% Convertible Subordinated Note due 2007 of the Issuer in the aggregate principal amount of $3,000,000 (the “Note”) and received warrants to purchase 70,356 Shares (the “Warrants”). The aggregate purchase price for the Note and the Warrants was $3,000,000. Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 29, 2002, as of October 23, 2002, there were 12,379,959 Shares outstanding. Mr. Barakett is deemed to beneficially own the Shares issuable upon exercise of the Options, the Note and the Warrants, which are deemed to be outstanding for the purposes of this Amendment No. 29. Therefore, Mr. Barakett may be deemed to beneficially own 29.8% of the outstanding Shares. Mr. Barakett has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. Although there may be from time to time individual Funds or Accounts for which more than 5% of the outstanding Shares are held, they do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own and therefore are not deemed to be beneficial owners of the Shares. Furthermore, Mr. Barakett disclaims beneficial ownership within the meaning of Rule
16a-1(a)(2) of the Act in the Shares owned by the Funds and the Accounts except to the extent, if any, of his pecuniary interest therein.

(d) Dred, Ltd., an Account whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9.5% of the Shares. Atticus Global Advisors Ltd., a Fund whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 13.2% of the Shares. Atticus International Fund, Ltd., a Fund whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6.85% of the Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by replacing the current response with the following paragraphs:

“The information set forth in Item 5 of the Issuer’s Current Report on Form 8-K filed December 16, 2002 is incorporated by reference in its entirety in this Item 6. The descriptions of the Purchase Agreement, Note, Warrant and Registration Rights Agreement as set forth therein are qualified in their entirety by reference to the text of the Purchase Agreement, Note, Warrant and Registration Rights Agreement, which are filed as Exhibits A-29, B-29, C-29 and D-29, respectively, to this Amendment No. 29 and are incorporated by reference in their entirety in this Item 6.”

The Options held by Mr. Barakett are subject to the 1997 Stock Option and Incentive Plan of the Issuer (the “Plan”), a copy of which was filed with the Issuer’s Registration Statement on Form 10 filed with the SEC on June 3, 1997, and are each subject to a Non-Qualified Stock Option Agreement, the form of which was filed as Exhibit B-28 to Amendment No. 28.”

Item 7.  Material to Be Filed as Exhibits

Item 7. is amended and supplemented by adding the following at the end of the current response:

Exhibit A-29	Securities Purchase Agreement, dated as of December 12, 2002, by and among the Issuer and the Buyers as defined therein is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Exhibit B-29	Form of 5.50% Convertible Subordinated Note due 2007 is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Exhibit C-29	Form of Warrant to Purchase Common Stock is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Exhibit D-29	Form of Registration Rights Agreement, dated as of December 12, 2002, by and among the Issuer, U.S. Bancorp Piper Jaffray, Inc. and the Buyers as defined therein is incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2002

TIMOTHY R. BARAKETT

/s/ Timothy R. Barakett

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002